E:	Lou@bevilacquapllc.com
T:	202.869.0888 (ext. 100)
W:	bevilacquapllc.com

August 5, 2025

Re:	Asset Entities Inc. Draft Registration Statement on Form S-4 Submitted June 27, 2025 CIK No. 0001920406

Irene Paik, John Dana Brown

Division of Corporation Finance
Office of Crypto Assets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Paik and Mr. Brown:

On behalf of our client, Asset Entities Inc., a Nevada corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 10, 2025 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing with the Commission a Registration Statement on Form S-4 (the “Registration Statement”), together with this response letter. The Registration Statement also contains certain additional updates and revisions. Terms used herein but not defined herein have the meaning set forth in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, filed on the date hereof, where the revised language addressing the comment appears.

Draft Registration Statement on Form S-4

General

1.	Please expand your disclosure of your plan of operations for the next twelve months by describing the source of capital for your acquisition of Bitcoin, including disclosure related to the amount of Bitcoin you intend to purchase with the proceeds from the PIPE Financing and associated warrant exercises as well as through the beta Bitcoin accumulation strategies you discuss on page 195 so that investors understand the estimated size of the Bitcoin treasury. Please also expand your disclosure of how the alpha investing strategies would work, including how acquiring biotech companies trading below NAV at a discount to net cash, purchasing distressed Bitcoin litigation claims at a discount, and buying junior tranches of Bitcoin-backed credit structures “increases exposure and outperformance versus Bitcoin,” and the source of capital for such acquisitions or investments. Please clarify whether you intend to acquire and continue the operations of the biotech companies or whether you intend to hold investments in companies with Bitcoin treasuries. Disclose an estimated timeline of the building of your Bitcoin treasury for the next twelve months and the implementation of your alpha investing strategies, including an estimate of the cost of each step, the sources of capital of each step, and the challenges you may face. Further, provide applicable risk factor disclosure addressing the risks you may face in deploying your strategy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 142, 143, 145, 232, 233, and 234 of the Registration Statement.

*           *          *

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

Should any questions arise, please do not hesitate to contact me at (202) 869-0888 (ext. 100) or lou@bevilacquapllc.com, or Joseph J. Kaufman at (202) 869-0888 (ext. 113) or Joseph@bevilacquapllc.com.

Thank you for your time and attention.

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc:

Joseph J. Kaufman, Bevilacqua PLLC

Derek Dostal, Davis Polk & Wardwell LLP

Evan Rosen, Davis Polk & Wardwell LLP